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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D
                          AMENDMENT NO. 3

               Under the Securities Exchange Act of 1934

                    Upland Energy Corporation
                 ------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                          915 383 202
                        --------------
                        (CUSIP Number)

John W. Hobbs, 175 South Main, Suite 1423, Salt Lake City, Utah 84111;
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Telephone Number (801) 537-5010
-------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                       October 27, 1998
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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SCHEDULE 13D

CUSIP NO. 915 383 202

1.  Name of Reporting Person:  Frank Gillen

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power:  270,811

8.  Shared Voting Power:  18,200

9.  Sole Dispositive Power:  270,811

10.  Shared Dispositive Power:  270,811

11.  Aggregate Amount Beneficially owned by Each Reporting Person:  289,011

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At October 27, 1998, the 289,011 shares would represent 7.82%.

14.  Type of Reporting Person:  IN

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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Upland Energy Corporation (the "Issuer") whose address is 175 South Main Street, Suite 1423, Salt Lake City, Utah 84111.

Item 2.  Identity and Background:
     (a)     The individual filing this statement is Frank Gillen;

     (b) Mr. Gillen's business address is 440 East 400 South, Salt Lake City, Utah 84111;

     (c) Mr. Gillen is a broker at Alpine Securities Corporation located in Salt Lake City, Utah;

     (d) Mr. Gillen has not been convicted in a criminal proceeding within the last five years;

     (e) Mr. Gillen has not been a party to a civil proceeding of a judicial or administrative body within the last five years; and

     (f)     Mr. Gillen is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Gillen or his or his wife's IRA's. Mr. Gillen has made numerous purchase and sales of the Issuer's common stock, and accordingly, it is difficult to say the dollar amount expended on the shares currently held; however, Mr. Gillen estimates that approximately $387,654 was expended on the purchase of the shares of common stock.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Gillen may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision. Mr. Gillen has no plans in regards to the Issuer or its securities other than as an investment.

Item 5.  Interest in Securities of the Issuer.

     (a) As of October 28, 1998, Mr. Gillen owned 270,811 shares of the Issuer and his wife owned 18,200 shares representing an aggregate of 7.82% of the Issuer's outstanding common stock at that date. As of May 28, 1998, Mr. Gillen's holdings of the Issuer had not changed. Mr. Gillen owns all of his shares outright although some are in trust or family corporation for estate planning purposes or are owned by his wife.

     (b)     Mr. Gillen has sole power to vote all of his shares.

     (c) During the past 60 days, Mr. Gillen has not sold any shares of the Issuer.
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     (d)    Mr. Gillen has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Gillen.


     (e)     Mr. Gillen is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Gillen is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

     NA

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 28, 1998                                  /s/ Frank Gillen
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Date                                               Signature
                                                   Name/Title